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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Friendly Ice Cream Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

358497105

(CUSIP Number)

Jeffrey E. Swaim, Esq.

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, MA 01608

(508) 791-8500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 358497105	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

S. Prestley Blake
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

1,055,100 shares
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

1,055,100 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,055,100 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.00%
14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 358497105	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

SPB Family Limited Partnership EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 358497105	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

S. Prestley Blake 1988 Trust, u/d/t dated April 27, 1988, as amended EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

1,055,100 shares
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

1,055,100 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,055,100 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.00%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 358497105	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Helen D. Blake
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

10,000 shares
8. SHARED VOTING POWER

1,055,100 shares
9. SOLE DISPOSITIVE POWER

10,000 shares
10. SHARED DISPOSITIVE POWER

1,055,100 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,065,100 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.12%
14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 358497105	13D	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Helen D. Blake 1993 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

10,000 shares
8. SHARED VOTING POWER

0 shares
9. SOLE DISPOSITIVE POWER

10,000 shares
10. SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%
14.	TYPE OF REPORTING PERSON

OO

Item 1.	Security Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common stock, $.01 par value, (the “Common Stock”), of Friendly Ice Cream Corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1855 Boston Road, Wilbraham, MA 01095.

Item 2.	Identity and Background.

(a) Name

This Statement is being filed on behalf of S. Prestley Blake (“Mr. Blake”), the SPB Family Limited Partnership (“Partnership”), a Delaware limited partnership, the S. Prestley Blake 1988 Trust, u/d/t dated as of April 27, 1988, as amended (“1988 Trust”), Helen D. Blake (“Mrs. Blake) and the Helen D. Blake 1993 Trust (the “1993 Trust” and together with Mr. Blake, the Partnership, the 1988 Trust and Mrs. Blake collectively, the “Reporting Parties”).

The Reporting parties have entered into a Joint Filing Agreement, dated March 7, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such entities have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b) Principal Address

The address of each of the Reporting Parties is 6799 S.E. South Marina Way, Stuart, Florida 34996.

(c) Principal Business

S. Prestley Blake is a retired executive and investor, the general partner of the Partnership and a trustee of the 1988 Trust. S. Prestley’s Blake’s wife, Helen D. Blake, is a retired teacher and is a trustee of the 1988 Trust and the 1993 Trust.

(d and e) No Convictions or Proceedings.

During the last five years, neither S. Prestley Blake, the general partner of the Partnership and a trustee of the 1988 Trust nor Helen D. Blake a trustee of the 1988 Trust and a trustee of the 1993 Trust have (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

The Partnership is organized under the laws of the state of Delaware.

S. Prestley Blake and Helen D. Blake are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 29, 2006, the Partnership was terminated and all shares of the Issuer were distributed pro rata to it partners. As a result of the termination of the Partnership and the pro rata distribution of shares, the 1988 Trust acquired 955,100 shares of the Issuer.

On March 5, 2007, the 1988 Trust used its general funds to purchase an aggregate of 100,000 shares of the Issuer’s Common Stock at a price of $11.95 per share.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Parties will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer’s business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to them. In light of the foregoing factors, and the plans and requirements of the Reporting Parties, the Reporting Parties may decide (but have no present intention) to acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate.

Except as described above, the Reporting Parties do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer’s business or corporate structure; (v) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

As has been publicly reported, one of the Reporting Persons, S. Prestley Blake, is the plaintiff in a derivative lawsuit currently pending against the Issuer. In his lawsuit, Mr. Blake contends that the Issuer’s Chairman, Donald Smith, engineered a series of improper business transactions between the Issuer and another restaurant company in which Mr. Smith has a significant equity interest. The lawsuit also contends that the other members of the Issuer’s Board of Directors have exercised their authority as directors to cover up and condone the improper transactions. The presiding judge in the litigation has denied the Issuer’s motion to dismiss Mr. Blake’s litigation and has found that the Board of Directors failed to meet the standard of independence. As a result, Mr. Blake has requested that the Issuer change the composition of its Board of Directors to include more independent directors. Mr. Blake has had, and will likely continue to have, informal discussions with other shareholders regarding the Issuer’s current management and the need for changes to the Issuer’s corporate governance.

Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock of the Issuer if and when they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a) SPB Family Limited Partnership owned 955,100 shares of the Issuer’s Common Stock, constituting 12.05% of the shares reported by the Issuer to be outstanding on October 31, 2006. As a result of the termination of the SPB Family Limited Partnership on December 29, 2006 and the pro rata distribution of shares to its partners, the 1988 Trust acquired 955,100 shares of the Issuer’s Common Stock, constituting 12.05% of the shares reported by the issuer to be outstanding on October 31, 2006.

The 1993 Trust owns 10,000 shares of the Issuer’s Common Stock, constituting 0.12% of the shares reported to be outstanding by the Issuer on January 31, 2007.

As a result of an open market purchase of 100,000 shares on March 5, 2007, the 1988 Trust holds 1,055,100 shares of the Issuer’s Common Stock, constituting 13.00% of the shares reported to be outstanding on January 31, 2007.

(b) The 1988 Trust has the power to vote and dispose of 1,055,100 shares of the Common Stock, constituting 13.00% of the shares reported to be outstanding by the Issuer on January 31, 2007. The 1988 Trust acts by and through its trustees, which include S. Prestley Blake and Helen D. Blake.

(Page 8 of 10)

The Helen D. Blake 1993 Trust has the power to vote and dispose of 10,000 shares of the Common Stock constituting 0.12% of the shares reported to be outstanding by the Issuer on January 31, 2007. The 1993 Trust acts by and through its trustees, which include Helen D. Blake. S. Prestley Blake disclaims voting and investment power over the securities of the Issuer owned by the 1993 Trust.

(c) In the past 60 days, the 1988 Trust purchased an aggregate of 100,000 shares of the Issuer’s Common Stock on March 5, 2007 at a price of $11.95 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There is no contract, arrangement, understanding or relationship between any of the Reporting Parties and any person other than the Reporting Parties, with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement dated March 7, 2007.

(Page 9 of 10)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	March 7, 2007	/s/ S. Prestley Blake
S. Prestley Blake

Dated:	March 7, 2007	SPB FAMILY LIMITED PARTNERSHIP

		By:	/s/ S. Prestley Blake
		Name:	S. Prestley Blake
		Title:	General Partner

Dated:	March 7, 2007	THE S. PRESTLEY BLAKE 1988 TRUST

		By:	/s/ S. Prestley Blake
		Name:	S. Prestley Blake
		Title:	Trustee

Dated:	March 7, 2007	/s/ Helen D. Blake
Helen D. Blake

Dated:	March 7, 2007	THE HELEN D. BLAKE 1993 TRUST

		By:	/s/ Helen D. Blake
		Name:	Helen D. Blake
		Title:	Trustee

Exhibit A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Friendly Ice Cream Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: March 7, 2007	/s/ S. Prestley Blake
S. Prestley Blake

Dated: March 7, 2007	SPB FAMILY LIMITED PARTNERSHIP

	By:	/s/ S. Prestley Blake
	Name:	S. Prestley Blake
	Title:	General Partner

Dated: March 7, 2007	THE S. PRESTLEY BLAKE 1988 TRUST

	By:	/s/ S. Prestley Blake
	Name:	S. Prestley Blake
	Title:	Trustee

Dated: March 7, 2007	/s/ Helen D. Blake
Helen D. Blake

Dated: March 7, 2007	THE HELEN D. BLAKE 1993 TRUST

	By:	/s/ Helen D. Blake
	Name:	Helen D. Blake
	Title:	Trustee